Exhibit 12.1

HEALTH MANAGEMENT ASSOCIATES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

FIVE YEARS ENDED DECEMBER 31, 2012

		Years Ended December 31,
	2012	2011	2010	2009	2008
EARNINGS
Income from continuing operations before income taxes	$301,481	$312,405	$286,823	$244,240	$328,116
Fixed charges, exclusive of capitalized interest	323,794	233,932	220,589	225,260	251,555

TOTAL EARNINGS	$625,275	$546,337	$507,412	$469,500	$579,671

FIXED CHARGES
Interest charged to expense, including amortization of deferred financing costs	$312,547	$222,747	$211,673	$217,938	$245,395
Interest portion of rental expense	11,247	11,185	8,916	7,322	6,160

Fixed charges, exclusive of capitalized interest	323,794	233,932	220,589	225,260	251,555
Capitalized interest	9,541	5,950	2,674	4,800	4,295

TOTAL FIXED CHARGES	$333,335	$239,882	$223,263	$230,060	$255,850

Ratio of Earnings to Fixed Charges	1.9	2.3	2.3	2.0	2.3